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                                                                    EXHIBIT 23.3

                       CONSENT OF KPMG PEAT MARWICK LLP

The Board of Directors
Southwest Royalties Holdings, Inc.:

We consent to the use of our reports on the consolidated financial statements of Southwest Royalties Holdings, Inc. and subsidiaries as of December 31, 1996, and the related consolidated statement of operations, stockholders' equity and cash flows for the year then ended, and on the statements of revenues and certain expenses of Bear Canyon Shopping Center, Bears Path Center and Madera Village Shopping Center for the nine months ended September 30, 1996, and of 50 Penn Place, Colonnade at Polo Park Venture, Independence Plaza, Ltd., Plaza Palomino and Crossroads Mall for the year ended December 31, 1996, included herein and to the reference to our firm under the heading "Experts" in the Prospectus.

                                       KPMG Peat Marwick LLP

Midland, Texas
January 30, 1998